NEWS RELEASE

APH:TSX-V, OTCQB:APCSF **November 25, 2011**

ALDA Pharmaceuticals Corp. Cease Trade Order lifted

Vancouver, BC - ALDA Pharmaceuticals Corp. (APH:TSX-V) (the "Company" or "ALDA") announces that the B.C. Securities Commission has rescinded the company's cease trade order, effective November 15, 2011, as the company filed its audited financial statements on Monday, November 14, 2011. Trading in the company's shares on the TSX Venture Exchange will remain suspended until the Exchange completes its review.

Terrance Owen
President & CEO
ALDA Pharmaceuticals Corp.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves ALDA's expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. ALDA generally uses words such as "outlook," "will," "could," "would," "might," "remains," "to be," "plans," "believes," "may," "expects," "intends," "anticipates," "estimate," "future," "plan," "positioned," "potential," "project," "remain," "scheduled," "set to," "subject to," "upcoming," and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to ALDA as of the date of this release, and ALDA assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of ALDA and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.